s

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-40451

DLocal Limited

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294
Montevideo
Uruguay 11300
+1 (424) 392-7437

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

TABLE OF CONTENTS

EXHIBIT
99.1	Press Release dated September 3, 2025 – DLocal Limited Announces Pricing of Secondary Offering

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DLocal Limited

By:	/s/ Jeffrey Brown
	Name:	Jeffrey Brown
	Title:	Interim Chief Financial Officer

Date: September 3, 2025